EXHIBIT 99.8

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended December 31, 2011 and the incorporation by reference in the registration statements on Form S-8 (File Nos. 333-145236, 333-127265, 333-13456, 333-97305 and 333-6436), Form F-3 (File No. 33-77022) and Form F-10 (File No. 333-170200) of Enbridge Inc. (the “Corporation”) of our report dated February 21, 2012, relating to the consolidated financial statements of the Corporation as at December 31, 2011 and 2010 and for each of the years in the three year period ended December 31, 2011 and the effectiveness of internal control over financial reporting as at December 31, 2011.

“signed”
PricewaterhouseCoopers LLP
Chartered Accountants

Calgary, Alberta, Canada
February 21, 2012